UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 8)

ANORMED, INC.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

035910108
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 19th Floor New York, NY 10021 (212) 521-2418
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 035910108	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,411,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,411,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,411,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 035910108	Page 3 of 6 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 9,411,500
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 9,411,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,436,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 8 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statement on Schedule 13D previously filed by them, as heretofore amended and supplemented, with respect to the common stock, no par value (the “Common Stock”), of AnorMED Inc. (the “Company”). Except as supplemented hereby, that statement remains in full force and effect.

Item 4.	Purpose of Transaction.

On September 26, 2006, Millennium Pharmaceuticals, Inc. (“Millennium”) announced that it would commence a cash tender offer to acquire all the outstanding Common Stock of the Company at $12.00 per share (“the Offer”). In connection therewith, Millennium and the Company entered into a Support Agreement in which the Company agreed to support the Offer and assist Millennium in connection therewith, and the investment funds advised by the Reporting Persons that own Common Stock of the Company entered into a Shareholder Support Agreement with Millennium, a copy of which is filed as Exhibit 2 hereto. The investment funds agreed in the Shareholder Support Agreement that they would tender the Common Stock owned by them to Millennium within 15 days after Millennium commences the Offer and would not withdraw the shares tendered except as otherwise permitted by such Agreement.

Pending the outcome of the foregoing, the entities named in Item 5 are continuing to hold the shares of Common Stock solely for investment. The Reporting Persons will continue to review from time to time the investment positions of these entities and may, depending on market and other conditions, take any action that they consider to be in their best interests.

Item 7.	Material To Be Filed as Exhibits.

Exhibit 1	Agreement regarding the joint filing of this statement.

Exhibit 2	Shareholder Support Agreement dated September 26, 2006 between certain shareholders advised by the Reporting Persons and Millennium Pharmaceuticals, Inc.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2006

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker

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